UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass KC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 29,416,692 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,416,692 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,416,692 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.96%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 29,416,692 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 29,416,692 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number of Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (29,416,692) and a corresponding number of Tallgrass Equity Units held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 184,294,988 Class A shares. This calculation does not include the 95,888,767 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person’s beneficial ownership would represent approximately 10.50% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 974696 107

1	NAMES OF REPORTING PERSONS David G. Dehaemers, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,452,405 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,452,405 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,452,405 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.88%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Beneficial ownership of 2,035,713 of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Trustee of the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006 (the “Dehaemers Revocable Trust”). The Dehaemers Revocable Trust directly owns 1,754,542 Class A shares, and also directly owns 281,171 Class B shares and 281,171 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Beneficial ownership of the remaining 29,416,692 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole manager of Tallgrass KC, LLC (“Tallgrass KC”). Tallgrass KC directly owns 29,416,692 Class B shares and 29,416,692 Tallgrass Equity Units, which are exchangeable together for a corresponding number of Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s pecuniary interest therein. See Items 3, 4 and 5.
**	Based on the total number of Class A shares (154,878,296) outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming (i) the outstanding Class B shares (29,416,692) and a corresponding number of Tallgrass Equity Units held by Tallgrass KC were exchanged for newly-issued Class A shares on a one-for-one basis, and (ii) the outstanding Class B shares (281,171) and a corresponding number of Tallgrass Equity Units held by the Dehaemers Revocable Trust were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 186,330,701 Class A shares. This calculation does not include the 95,607,596 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 11.23% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by the Dehaemers Revocable Trust and Tallgrass KC except to the extent of his pecuniary interest therein.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D, dated May 12, 2015, originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 16, 2018 (the “Amended Schedule 13D” and, as amended, the “Schedule 13D”). Capitalized terms used but otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby amended by replacing the reference to “Tallgrass Energy GP, LP, a Delaware limited partnership” with “Tallgrass Energy, LP, a Delaware limited partnership formerly known as Tallgrass Energy GP, LP.”

Item 2. Identity and Background.

The third paragraph of Item 2(a) is hereby amended by replacing the reference to “First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015” with “Second Amended and Restated Agreement of Limited Partnership of the Issuer dated July 1, 2018.”

Item 3. Source and Amount of Funds or Other Consideration.

The third paragraph of Item 3 is hereby amended by replacing the reference to “TEGP Management, LLC, a Delaware limited liability company” with “Tallgrass Energy GP, LLC, a Delaware limited liability company formerly known as TEGP Management, LLC.”

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

The Dehaemers Revocable Trust acquired the beneficial ownership of Class A shares through open market purchases with funds held by the trust on the following dates, in the following amounts and at the following prices:

•	On May 7, 2018, 47,500 Class A shares at prices ranging from $20.07 per share to $20.53 per share; and

•	On June 13, 2018, 10,000 Class A shares at a price of $22.10 per share.

On June 14, 2018, Tallgrass KC exchanged 1,403,766 Class B shares and a corresponding number of Tallgrass Equity Units for a like number of Class A shares upon the exercise of its Exchange Right. This exchange was made on behalf of a holder of TEGP Tracking Units (the Exchanging Holder”) in Tallgrass KC (“TEGP Tracking Units”). Pursuant to Tallgrass KC’s limited liability company agreement, the Exchanging Holder had the right to exchange his TEGP Tracking Units for an equivalent number of Class A shares. Upon Tallgrass KC’s exercise of the Exchange Right on behalf of the Exchanging Holder, the Class A shares were issued directly to the Exchanging Holder at the direction of Tallgrass KC. Tallgrass KC did not receive any cash proceeds in connection with such distribution, and no commissions or discounts were paid to Tallgrass KC.

On June 30, 2018 at 11:59 p.m. Central Daylight Time (the “Effective Time”), as a result of the merger of Razor Merger Sub, LLC, a Delaware limited liability company and indirect subsidiary of Tallgrass Equity, LLC and its subsidiaries (“Merger Sub”), with and into Tallgrass Energy Partners, LP, a Delaware limited partnership (“TEP”), with TEP surviving as a wholly-owned subsidiary of Tallgrass Equity and its subsidiaries (the “TEP Merger”), the Dehaemers Revocable Trust acquired 1,146,412 Class A shares. The TEP Merger was effected pursuant to the Agreement and Plan of Merger, dated as of March 26, 2018, by and among the Issuer, Tallgrass Equity, TEP, Merger Sub and Tallgrass MLP GP, LLC, a Delaware limited liability company. At the Effective Time, each common unit representing a limited partner interest in TEP outstanding immediately prior to the TEP Merger (other than those held by Tallgrass Equity and its subsidiaries) converted into the right to receive 2.0 Class A shares.

Additionally, as a result of the TEP Merger, Mr. Dehaemers’ beneficial ownership of Class A shares, expressed as a percentage of Class A shares outstanding, decreased from 35.27% as of the date of the Amended Schedule 13D to 16.88% of Class A shares outstanding as of July 2, 2018. These calculations assume the outstanding Class B shares and a corresponding number of Tallgrass Equity Units beneficially held by Mr. Dehaemers on the date of determination were exchanged for newly-issued Class A shares on a one-for-one basis and do not include the Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares.

Tallgrass KC did not acquire or dispose of Class A shares, Class B shares or Tallgrass Equity Units in connection with the TEP Merger. However, Tallgrass KC’s beneficial ownership of Class A shares, expressed as a percentage of Class A shares outstanding, decreased as a result of the TEP Merger. Following the TEP Merger, Tallgrass KC beneficially owns 15.96% of the Class A shares outstanding versus 34.67% of the Class A shares outstanding as of the date of the Amended Schedule 13D. These calculations assume the outstanding Class B shares and a corresponding number of Tallgrass Equity Units held by Tallgrass KC on the date of determination were exchanged for newly-issued Class A shares on a one-for-one basis and do not include the Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares.

Item 4. Purpose of Transaction.

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

David G. Dehaemers, Jr. acquired beneficial ownership of 1,146,412 Class A shares received by the Dehaemers Revocable Trust as consideration in the TEP Merger. The remaining Class B shares and Tallgrass Equity Units reported herein as beneficially owned by Tallgrass KC and the Class A shares reported herein as beneficially owned by Mr. Dehaemers were acquired solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

The second paragraph of Item 4 is hereby deleted in its entirety.

The following subsection of Item 4 is hereby amended and restated in its entirety as follows:

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. All of Holdings’ executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s shareholders. As the sole member of the General Partner, Holdings has the ability to elect all the members of the board of directors of the General Partner and also has certain approval rights pursuant to the Second Amended and Restated Limited Liability Company Agreement of the General Partner.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety by the following:

(a) Tallgrass KC does not directly own any Class A shares. Tallgrass KC owns 29,416,692 Class B shares, which are exchangeable with a corresponding number of Tallgrass Equity Units, for an equivalent number of Class A shares. Therefore, Tallgrass KC may be deemed to beneficially own 29,416,692 Class A shares. Based on there being 154,878,296 Class A shares outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the 29,416,692 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass KC are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass KC would directly own approximately 15.96% of the Class A shares. This calculation does not include the 95,888,767 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Tallgrass KC would directly own approximately 10.50% of the Class A shares.

As the Trustee of the Dehaemers Revocable Trust, Mr. Dehaemers may be deemed to beneficially own (i) 1,754,542 Class A shares held of record by the Dehaemers Revocable Trust and (ii) 281,171 Class B shares held of record by the Dehaemers Revocable Trust, which are exchangeable with a corresponding number of Tallgrass Equity Units for an equivalent number of Class A shares. Additionally, as sole manager of Tallgrass KC, Mr. Dehaemers may be deemed to beneficially own the 29,416,692 Class B shares held of record by Tallgrass KC, which are exchangeable with a corresponding number of Tallgrass Equity Units for an equivalent number of Class A shares. Based on there being 154,878,296 Class A shares outstanding as of July 2, 2018, which is the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming (i) the 29,416,692 Class B shares and corresponding number of Tallgrass Equity Units held by Tallgrass KC and (ii) the 281,171 Class B shares and corresponding number of Tallgrass Equity Units held by the Dehaemers Revocable Trust are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Dehaemers may be deemed to beneficially own approximately 16.88% of the Class A shares. This calculation does not include the 95,607,596 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Dehaemers may be deemed to beneficially own approximately 11.23% of the Class A shares.

Neither the filing of Schedule 13D, as amended by this Amendment No. 2, nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A shares.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. Mr. Dehaemers has sole voting power and sole dispositive power with respect to all of the Class A shares reported for the Reporting Persons in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A shares in the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein. Neither Tallgrass KC nor the Dehaemers Revocable Trust is entitled to any distributions on the Class B shares it currently holds.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The last paragraph of Item 6 is hereby amended by replacing the reference to “Amended and Restated Limited Liability Company Agreement of the General Partner” with “Second Amended and Restated Limited Liability Company Agreement of the General Partner.”

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended by replacing Exhibits 4 and 5 as follows:

Exhibit 4	Second Amended and Restated Agreement of Limited Partnership of Tallgrass Energy, LP, dated July 1, 2018 (filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2018 and incorporated herein in its entirety by reference).

Exhibit 5	Second Amended and Restated Limited Liability Company Agreement of Tallgrass Energy GP, LLC, dated July 1, 2018 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2018 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2018.

Tallgrass KC, LLC

By:	/S/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr. Manager

/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.

Signature Page to Schedule 13D/A for Tallgrass Energy, LP